June 12, 2012

VIA EDGAR

Mark P. Shuman

Branch Chief - Legal

Division of Corporate Finance

100 F Street NE

United States Securities and Exchange Commission

Washington, DC 20549

Re: MModal Inc.

Amendment No 1. To Registration Statement on Form S-3

Filed May 18, 2012

File No. 333-180636

Dear Mr. Shuman:

We are writing to respond to the comment letter dated May 31, 2012 (the “Letter”) from the staff of the Securities and Exchange Commission’s (the “Commission”) Division of Corporation Finance (the “Staff”) regarding our Amendment No 1 to Registration Statement on Form S-3 filed on May 18, 2012 (the “Registration Statement”).

We appreciate the purpose of the review process and seek in our response to meet the objectives of complying with all applicable disclosure requirements and enhancing the overall disclosures in our filings. To assist in your review, we have typed the text of the Staff’s comment in advance of our response below.

General

1.	We note your response to prior comment 1. Please tell us if Mr. Aquilina was a named executive officer when he separated from employment with you on June 30, 2011. Pursuant to Item 5.02(b) of Form 8-K, you must file a report within four days of the date that a named executive officer retires, resigns or is terminated from your company. It appears that the first time you disclosed that Mr. Aquilina had separated from the company was in the Form 8-K filed on August 16, 2011, which was 48 days after the event occurred.

Response:	Mr. Aquilina’s duties and responsibilities as an executive officer and employee of the Company effectively ended on March 16, 2011, which is the date he ceased serving as the Company’s Chief Executive Officer (principal executive officer).

After Mr. Aquilina ceased serving as the Company’s Chief Executive Officer, the only services Mr. Aquilina provided to the Company were in his capacity as a director. Mr. Aquilina’s technical termination date as an employee of the Company was June 30, 2011, which date was a negotiated term in that certain letter agreement dated August 2, 2011 by and among the Company, certain of its affiliates and Mr. Aquilina (the “Aquilina Agreement”).

The Company’s disclosures with respect to the events described above with respect to Mr. Aquilina were guided by Commission guidance on such matters; specifically, Exchange Act Form 8-K Compliance and Disclosure Interpretations 117.03 (“CDI 117.03”) and 217.05 (“CDI 217.05”).[1]

Following the guidance of CDI 117.03, the Company timely filed a Current Report on Form 8-K on March 17, 2011 reporting the cessation of Mr. Aquilina as the Company’s Chief Executive Officer (principal executive officer) on March 16, 2011, which was the date that all of Mr. Aquilina’s duties and responsibilities as an executive officer effectively ended. The fact that Mr. Aquilina technically remained an employee or retained a title did not defer or require an additional Form 8-K filing triggered by the technical end date of his employment, which was purely a negotiated term in the Aquilina Agreement. Further, following the guidance of CDI 217.05, because the disclosure obligation arose (and was satisfied) when Mr. Aquilina was given notice that he would no longer serve as the Company’s Chief Executive Officer, which was on March 15, 2011, no further disclosure obligation arose from Mr. Aquilina’s actual termination as an employee of the Company, which technically occurred on June 30, 2011 in accordance with the terms of the negotiated Aquilina Agreement.

*****

We appreciate any assistance and all cooperation, and look forward to hearing from you. Should you have any questions regarding any of our responses, please do not hesitate to call or email the undersigned (267-535-6857; kathryn.twiddy@mmodal.com), Mark R. Sullivan, our counsel (615-798-4210; mark.sullivan@mmodal.com), or our outside counsel, Steven J. Abrams, of Pepper Hamilton LLP (215-981-4241; abramss@pepperlaw.com).

Regards,

/s/ Kathryn F. Twiddy

Kathryn F. Twiddy
Chief Legal Officer

[1]	CDI 117.03:

Question: A registrant’s principal operating officer has his duties and responsibilities as principal operating officer removed and reassigned to other personnel in the organization; however, the person remains employed by the registrant, and the person’s title remains the same. Is the registrant required to file a Form 8-K under Item 5.02 to report the principal operating officer’s termination?

Answer: Yes. The term “termination” includes situations where an officer identified in Item 5.02 has been demoted or has had his or her duties and responsibilities removed such that he or she no longer functions in the position of that officer. [April 2, 2008]

CDI 217.05:

If, pursuant to a contractual provision in a named executive officer’s employment contract or otherwise, the registrant must notify the named executive officer of the termination of his or her employment a specified number of days prior to the date on which the named executive officer’s employment would end, an Item 5.02(b) Form 8-K filing requirement is triggered on the date the registrant notifies the named executive officer of his or her termination, not on the date the named executive officer’s employment actually ends. [April 2, 2008]